Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street
Netanya 4250407, Israel

NOTICE OF 2020 ANNUAL
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to our 2020 Annual General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, June 4, 2020 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	to elect and re-elect (7) seven directors, each for a term expiring at our 2021 Annual General Meeting of Shareholders;

(2)	to approve and ratify the terms of service of Mr. Yossi Ben Shalom, the Chairman of our Board of Directors;

(3)	to approve the terms of engagement of Mr. Joseph Weiss, a member of our Board of Directors, as a business development consultant to our company;

(4)	to approve the amendment of the terms of employment of Mr. Dov Sella, our Chief Executive Officer;

(5)	to approve an amendment to our compensation policy with respect to the maximum premium payable in connection with our Directors & Officers Liability Insurance; and

(6)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

 In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on April 27, 2020 are entitled to notice of and to vote at the Meeting.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 4:59 p.m. Eastern Standard Time on June 3, 2020.

If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposals 4 and 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is May 7, 2020.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-9-8921111) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors
April 30, 2020

ii

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street
Netanya 4250407, Israel
__________________________

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2020 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on June 4, 2020 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2020 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about April 30, 2020.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to elect and re-elect seven directors, each for a one-year term expiring at our 2021 Annual General Meeting of Shareholders; (2) to approve and ratify the terms of service of Mr. Yossi Ben Shalom, the Chairman of our Board of Directors; (3) to approve the terms of engagement of Mr. Joseph Weiss, a member of our Board of Directors, as a business development consultant to our company; (4) to approve the amendment of the terms of employment of Mr. Dov Sella, our Chief Executive Officer; (5) to approve an amendment to our  compensation policy with respect to the maximum premium payable in connection with our Directors & Officers Liability Insurance; and (6) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and all the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on April 27, 2020, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of April 27, 2020, the record date for determination of shareholders entitled to vote at the Meeting, there were 43,388,870 outstanding Ordinary Shares.

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel, at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

•
Voting through the Internet. You may vote through the internet by going to www.voteproxy.com  and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on June 3, 2020.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for Proposals 2, 3 and 6, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In addition, the approval of Proposal 4 and Proposal 5 requires that the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through either of the following means:

•	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on April 7, 2020.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of April 27, 2020 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd. (3) (4)	6,821,309	15.7%
The Phoenix Holdings Ltd. (5)	3,005,340	6.9%
Psagot Investment House Ltd. (6)	2,179,255	5.0%
Yelin Lapidot Holdings Management Ltd. (7)	2,235,362	5.2%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 43,388,870 Ordinary Shares issued and outstanding as of April 27, 2020.

(3)
As reported by DBSI in its latest Schedule 13D/A, dated September 16, 2019 and as reported to the company, it is currently the beneficial owner of 6,821,309 Ordinary Shares, constituting 15.7% of our issued and outstanding Ordinary Shares.

(4)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 6,821,309 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on the Schedule 13G/A filed by The Phoenix Holdings Ltd. with the SEC on February 18, 2020. The address of The Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(6)
Based on the Schedule 13G/A filed on February 18, 2020 by Psagot Investment House Ltd. jointly with Ordinary Shares owned by portfolio accounts managed by Psagot Securities Ltd and Ordinary Shares owned by portfolio accounts owned by provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. and Ordinary Shares owned Psagot Index Funds Ltd managed by Psagot Index Funds Ltd. (all wholly-owned subsidiaries of Psagot Investment House Ltd.). The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(7)
Based on the Schedule 13G/A filed on February 10, 2020 by Yelin Lapidot Holdings Management Ltd. jointly with Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin and Yair Lapidot with the SEC on February 10, 2020. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

1. ELECTION OF SEVEN (7) DIRECTORS
(Item 1 on the Proxy Card)

The terms of office of seven of our directors, Mr. Yossi Ben Shalom, Mr. Nir Cohen, Mrs. Kineret Ya'ari, Mr. Joseph Weiss, Mr. Alon Dumanis, Mr. Guy Zur and Mr. Haim Regev expire as of the Meeting, and they will be standing for re-election to serve as directors for one-year terms to hold office until our 2021 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the seven directors standing for re-election at this Meeting, we have two additional directors that are “external directors” as defined and required by the Israeli Companies Law. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules.  We do not comply with the Nasdaq requirement to maintain a majority of independent directors, as defined under the Nasdaq Stock Market Rules.  Instead, we follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he/she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he/she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him/her from serving as a director; and (iv) he/she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Accordingly, our Board of Directors recommends a vote "FOR" the election of each of Messrs. Yossi Ben Shalom, Nir Cohen, Joseph Weiss, Alon Dumanis, Guy Zur, and Haim Regev, and Mrs. Kineret Ya'ari. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Messrs. Yossi Ben Shalom, Nir Cohen, Guy Zur, Alon Dumanis and Haim Regev and Mrs. Kineret Ya'ari were elected to serve as directors by our shareholders at our 2019 Annual General Meeting of Shareholders that took place on July 22, 2019. Mr. Joseph Weiss was appointed on December 25, 2019 by our Board of Directors to serve as director until this Meeting.  All of the nominees are standing for re-election for a one-year term until our 2021 Annual General Meeting of Shareholders.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director of RADA since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several public companies: Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Prof. Alon Dumanis has served as a director of RADA since 2015. Until December 31, 2015, Prof. Dumanis was the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense (TASE-APOS), Managing Partner of Augmentum Ltd., CEO of ACS Air-Cyber Solutions Ltd., member of the board of directors of Lapidoth Capital (TASE-LAPD), SirVir Ltd. and advisory board member of Parazero Ltd. Prof. Dumanis was for 15 years (until 2015) the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. He was the chairman of Van Leer Xenia (Jerusalem Technology Incubator), XSight Systems, Softlib, DNR Imaging, Clariton Networks, Bondx, and a member of the board directors of Spectronix (TASE-SPCT), Collplant (TASE-CLPT), and a member of the board of directors of other high-tech and bio tech companies in Docor’s investment portfolio. Prof. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Nova Measuring Instruments (NASDAQ-NVMI), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Prof. Dumanis was the Head of the Material Command in the Israel Air Force holding the rank of Brigadier General. Prof. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA. Prof. Dumanis is currently a faculty member in Azrieli Jerusalem College of Engineering Jerusalem and serves as the head of the Technological Entrepreneurship graduates’ program. He has managed multi-billion-dollars R&D programs, engineering, security, information technology, logistics and Acquisition, Air-Force infrastructure programs and other projects. He was a member of various notable steering committees for the Minister of Defense and the Israel Defense Forces, Chief of General Staff, for national level strategy, technological road mapping and information technology. Prof. Dumanis has received prizes, honors and awards including the Purdue University “Outstanding Aerospace Engineer of 2001 Award”. He is a chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of domains including technology and management. Prof. Dumanis also holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Haim Regev has served as a director of RADA since May 21, 2019. Mr. Regev serves as a board member of the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Israel’s Counselor for Congressional Affairs in Washington D.C between 2004 to 2008. Mr. Regev has a B.A. in Political Science and Middle Eastern Studies and an M.A. in Business Management with honors, both from Tel Aviv University.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 27 years in various field and headquarter positions and retired as a Captain. While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, as a director of UVision Air Ltd., UVision designs, manufactures and delivers innovative, cost-effective, unmanned aerial loitering munition systems for customers worldwide, and since January 1, 2019, serves as Chairman of the Board of Tubex NRG Ltd, a bio-nanotechnology startup that is seeking to improve battery performance. Mr. Weiss holds a BSc. degree (with honor) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

Kineret Yaari has served as a director of RADA since May 18, 2016. Mrs. Yaari serves as a Chief Investments Manager at DBSI Investments Ltd. Mrs. Yaari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Yaari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Yaari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2021 Annual General Meeting of Shareholders.

Our External Directors

External directors serve three-year terms.

Tal Misch Vered has served as an external directors of RADA since October 2018 Ms. Misch has served as an external director of Telsys Ltd., an Israeli company whose shares are traded on the TASE (since 2016), the company for the Management of the Provident Fund of Ovdei Hamedina (since 2016), a government fund, Mardechai Aviv Building Industries (1973) Ltd., an Israeli public company whose shares are traded on the TASE (since 2016), Medi Power (Overseas) Ltd., an Israeli company whose shares are traded on the TASE (since 2015), and Opal Balance Ltd., an Israeli company whose shares are traded on the TASE (since 2012). In addition, Ms. Misch served as a director of A.D.O. group, an Israeli company whose shares are traded on the TASE (from 2018 to 2020), Roots Sustainable Agricultural Technologies Ltd. an Israeli company whose shares are traded in Australia (from 2017 to 2018), Semicom Industries Ltd. an Israeli public company (from 2013 to 2014), Arazim Investments Ltd. an Israeli public company (from 2011 to 2014), Ligad Investment and Building Ltd., an Israeli public company (from 2012 to 2013), Karden Automobiles Ltd., an Israeli public company (from 2004 to2005) and Keshet Broadcast Ltd., an Israeli private company (from 2003 to 2004). Between 2006 and 2014, Ms. Misch served as the co-CEO of Gmul Residential Real Estate Ltd, an Israeli public company. Prior to that, from 2004 to 2007 Ms. Misch served as the CFO of Gmul Investment Ltd. an Israeli public company. Prior to that, Ms. Misch served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University and MCSA certification.

Elan Sigal has served as an external director of RADA since August 2013. Mr. Sigal is currently serving as the Chief Financial Officer of Scodix, a capital equipment manufacturer in the printing industry. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary, in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of such public company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require listed companies to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Tal Misch-Vered and Mr. Elan Sigal, our external directors under Israeli law, and Prof. Alon Dumanis, an independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Law.

2.  APPROVAL AND RATIFICATION OF THE TERMS OF SERVICE OF MR. YOSSI BEN SHALOM,
THE CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 2 on the Proxy Card)

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. At the Extraordinary General Meeting of our shareholders that took place on January 15, 2017, our shareholders approved the terms of service of Mr. Ben Shalom as our Executive Chairman of our Board of Directors for a period of three years commencing as of January 1, 2017. Pursuant to such approval we are paying DBSI Investments Ltd. an additional monthly payment of NIS 35,000 (currently approximately $9,750), or the Management Fees, for time devoted by Mr. Ben Shalom to such position.

Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the compensation committee, the board of directors and the shareholders.

Our Compensation Committee and Board of Directors have approved that in addition to the directors' fees paid to all of our directors commencing as of January 1, 2020 the Company shall continue to pay DBSI Investments Ltd. the Management Fees for time devoted by Mr. Ben Shalom to such position, as long as Mr. Yossi Ben Shalom continues to act as the Executive Chairman of our Board of Directors.

Our Compensation Committee and Board of Directors believe that the payment of the Management Fees is in our best interest and are in line with the compensation philosophy and objectives as set forth in our Compensation Policy and in compliance with its provisions.

When reaching their conclusion, our Compensation Committee and Board of Directors considered the following:

(i)	Mr. Ben Shalom’s qualifications, education, professional experience and achievements.

(ii)	Mr. Ben Shalom's proven and exceptional experience in managing leading Israeli companies is expected to contribute to the development and growth of the Company's business.

(iii)	Mr. Ben Shalom’s position in the Company and the scope of his responsibilities.

(iv)
The global expansion of our business (having worldwide operations and trading on the Nasdaq Stock Market) and the increased complexity of our business, which require extensive attention and creativity.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the compensation of Mr. Yossi Ben Shalom in connection with his service as the Executive Chairman of the Board of Directors, which is comprised of monthly payments to DBSI Investments Ltd. as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of June 4, 2020 effective as of January 1, 2020, is hereby ratified and approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

3.  APPROVAL OF THE TERMS OF ENGAGEMENT OF MR. JOSEPH WEISS, A MEMBER OF OUR
BOARD OF DIRECTORS, AS A BUSINESS DEVELOPMENT CONSULTANT TO OUR COMPANY
(Item 3 on the Proxy Card)

Mr. Joseph Weiss has served as a member of our Board of Directors since December 25, 2019. Mr. Weiss has knowledge and experience in the global defense industry that he gained during his service as the Chief Executive Officer of the Israeli Aircraft Industries (IAI), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018, the Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of electronic intelligence & defense systems for military, paramilitary and law-enforcement markets.

Under the Israeli Companies Law, an agreement with a director regarding the terms of his or her service in such capacity, or with respect to other services granted by such director, must be approved by the compensation committee, board of directors and general meeting of shareholders, in that order.

Our Compensation Committee and Board of Directors have approved the engagement between the Company and Mr. Weiss, according to which Mr. Weiss will be entitled to receive’ in addition to his director’s fees, a monthly retainer of NIS15,000 (approximately US$4,000) as well as a commission in the amount of 2.5% of the net revenues actually generated by the Company with respect to specific opportunities with third parties provided that (i) such third parties are introduced to the Company by Mr. Weiss (ii) the identity of such third parties have been approved in advance by our Audit Committee and (iii) Mr. Weiss is effectively involved in the materializing of such opportunity. Each of the parties may terminate the agreement with 30 days prior written notice.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the monthly retainer and the commission payable to Mr. Joseph Weiss, a director of our Company, as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of June 4, 2020, is hereby approved.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

4. APPROVAL OF AN AMENDMENT TO THE TERMS OF EMPLOYMENT OF MR. DOV SELLA, OUR
CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Dov Sella was appointed as our Chief Executive Officer on November 10, 2016. Prior to his appointment as CEO, Mr. Dov Sella served as our chief business development officer and previously as our chief operations officer.

Mr. Sella’s terms of employment were approved by our shareholders at the Extraordinary General Meetings on January 15, 2017 and January 16, 2019.

Our Compensation Committee and our Board of Directors have approved the following increase of the base salary of Mr. Sella: As of April 1, 2020, or the Effective Date, and during the term of his employment, the monthly payment to Mr. Sella will be approximately NIS 160,000, reflecting a gross base monthly salary of approximately NIS 125,000 and social benefit as given to all other executives at our Company.

Pursuant to the Israeli Companies Law, our shareholders adopted a compensation policy and we are required to follow certain approval requirements with respect to the compensation of our directors and executive officers. The latest compensation policy was adopted on July 22, 2019 by our shareholders (the “Compensation Policy”). Any payment to the CEO will be subject to additional restrictions and conditions as set forth in our Compensation Policy.

Pursuant to the Israeli Companies Law, terms of employment of a company’s chief executive officer must be consistent with a company’s approved compensation policy and further require the approval of the compensation committee, the board of directors and the shareholders, in that order.

The proposed terms of employment of Mr. Sella were approved by our Compensation Committee and the Board of Directors for the following reasons:

Mr. Sella, who has been employed in the Company for 15 years in various management positions and has been serving as CEO for the past three and a half years, has the knowledge, education, experience and skills required to serve as our CEO. The Audit Committee and the Board of Directors see great importance in continuing Mr. Sella's employment as CEO of the Company. His deep knowledge of our field of activity and his extensive contributions to the expansion and development of our business during his service as CEO include initiating, leading and managing strategic processes and significant transactions, which contributed significantly to the growth of our Company and to our shareholders.

(I)
Mr. Sella's overall compensation is in line with the desire to encourage and preserve successful managers, including the CEO, and to reward them for their contributions and hard work, achieving our objectives and advancing in both the short term and the long term, the interests the Company and our shareholders.

(II)
The threshold conditions for the CEO's annual compensation and the maximum bonus amount are adequate, reasonable and serve our goals and policies from a long-term perspective, since the parameters used to determine the eligibility and amount of the bonus are closely related the profitability and performance of the entire company.

(III)
The Audit Committee and Board of Directors were presented with comparable data of CEOs of companies with similar characteristics (e.g., market value, annual profit, stock exchange classification, equity) that indicate that the salary offered to Mr. Sella is reasonable to other executives in similar companies of the same size, and taking into account, Mr. Sella's qualifications, responsibilities, dedication, expertise, professionalism, and the challenges we face.

(IV)	The proposed terms of employment are consistent with the Compensation Policy. The compensation components offered to the CEO are within the relevant range determined in the Compensation Policy.

(V)
The Audit Committee and the Board of Directors believe that the proportion between the terms of employment of the CEO and the salary of other employees, as well as the ratio to the average wage and the median wage of such employees, are reasonable and do not negatively affect our labor relations.

Mr. Sella's other employment terms, as they were approved at the Extraordinary General Meetings of Shareholders held on January 15, 2017 and January 16, 2019, remain unchanged:

Award and bonus program. Mr. Sella will be entitled to an annual bonus of up to 6 monthly salaries in total, which will be calculated according to quantitative parameters weighted 25% per each parameter, as follows: (1) up to 1.5 monthly gross salaries if our net profit per share shall exceed $0.01, (2) up to 1.5 monthly gross salaries if our revenues in the calendar year meet the preliminary budget estimates and have shown a growth in revenues by at least 15% in comparison with the previous calendar year, (3) up to 1.5 monthly gross salaries if we meet a defined cash flow and cash reserves objective; and (4) up to 1.5 monthly gross salaries for meeting qualitative goals as defined for the CEO at the beginning of the calendar year. The criteria for each parameter and the amount of bonus to be paid (if any) for partial meeting of such criteria will be determined by the Board of Directors at the beginning of each calendar year and will also be based on our budget at the time.

The bonus amount shall be calculated once a year, within 30 days from the date of approval of the annual financial statements in respect of the past calendar year and for which the annual financial statements were prepared. If the employment agreement is terminated by either party, the CEO will be entitled to a bonus for the relative portion of the calendar year up to the date of the termination notice, in accordance with the relative share of the CEO’s duration of employment at the time.

Benefits. Mr. Sella is entitled to certain social benefits and perquisites (including those mandated by applicable law or granted to all senior employees of the Company). Such benefits include 22 working days' vacation in each calendar year, recuperation payments, contributions to the managers' insurance/pension fund (remuneration and severance) and contributions to the education fund. Mr. Sella is also entitled to the use of a company car, a cellular phone and a laptop computer as well as other benefits and perquisites consistent with the Compensation Policy and our guidelines.

Equity–Based Compensation. In addition to the options to purchase 131,250 Ordinary Shares that were granted to Mr. Sella on June 14, 2016, Mr. Sella received additional options as follows: (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per share that will vest equally over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per share. As these options are granted in lieu of 99 vacation days that are accrued and redeemable for the benefit of Mr. Sella, these options are fully vested. (iii) options to purchase 500,000 Ordinary Shares at an exercise price of $2.96 per share that will vest equally over a period of four (4) years and (iv) options to purchase 500,000 Ordinary Shares at an exercise price of $2.32. Twenty-five percent (25%) of such options shall vest after 12 months and seventy-five percent (75%) of the options will vest in twelve (12) equal quarterly installments.

Release, Indemnification and Insurance. As provided by the Compensation Plan and as previously approved by the shareholders, our Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and by our Articles of Association. In addition, our directors and executive officers are covered by directors' and officers' liability insurance policies. Mr. Sella has similarly been provided with the above.

Termination Arrangement. Mr. Sella and the Company will each be entitled to terminate the employment agreement, for any reason, by giving ninety (90) days of prior written notice of such termination (the "Notice Period"), other than termination for cause that may be immediately effected by the Company. We may waive the services of Mr. Sella during the Notice Period or any part thereof, provided we pay him his base salary and benefits for the balance of the Notice Period.  The Company and Mr. Sella, respectively, agreed to be bound by the general settlement authorized as of 9.6.98 pertaining to the payment to the benefit of pension funds and insurance funds, in place of severance payment in pursuance of Section 14 of the Severance Pay Law, 5723-1963.

It is proposed that at the Meeting, the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our Company and our shareholders:

“RESOLVED, that the terms of employment with Mr. Dov Sella in connection with his service as the Chief Executive Officer of the Company, as detailed in the Proxy Statement for the Annual General Meeting of Shareholders of June 4, 2020, effective as of April 1, 2020, are hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

We may approve these new terms of employment even if they are not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has re-approved the terms, and gives detailed reasoning for their determination following a new discussion and taking into account the rejection by the Shareholders.

5. APPROVAL OF AMENDMENT TO OUR COMPENSATION POLICY
(Item 5 on the Proxy Card)

In accordance with the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. The Israeli Companies Law also defines the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders every three years. The current compensation policy of the company was approved in July 22, 2019.

Our Compensation Policy sets forth the scope of our Directors and Officers’ Liability Insurance, or D&O Insurance, and the maximum premium payable with respect thereto. While we have not changed the scope of the coverage of our D&O Insurance, due to changes in the insurance industry and the increasing market value of the company, the current maximum premium stated in the Compensation Policy of US$150,000 is not sufficient.

Our Board of Directors has, based on the recommendation of our Compensation Committee, resolved to approve the increase of the maximum premium to US$500,000 effective as of November 1, 2019. All other provisions of the Compensation Policy, as approved by our shareholders on July 22, 2019 remain unchanged.

Our Compensation Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our  Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed amendment to the compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve the amendment to the Compensation Policy of the Company as described in the Proxy Statement for the 2020 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. We may adopt the amendment to the Compensation Policy even if it was not approved by the shareholders, provided that each of the Compensation Committee and the Board of Directors has reviewed the updated compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

6.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 6 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2020 pursuant to the recommendation of our Audit Committee and Board of Directors. Because of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2019, we paid Kost Forer Gabbay & Kasierer approximately $155,091 for audit services and approximately $39,065 for non-audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants of the Company, to conduct the annual audit of its financial statements for the year ending December 31, 2020, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2019 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2019 as well as our annual report on Form 20-F for the year ended December 31, 2019 (filed with the SEC on April 7, 2020), may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements, free of charge, upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

Dated: April 30, 2020